Executive Board J.J. Nooitgedagt

Securities and Exchange Commission
Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, NE Washington, DC 20549-4720 United States of America	AEGON N.V. P.O. Box 85 2501 CB The Hague (The Netherlands) Bezuidenhoutseweg 273 2594 AN The Hague Telephone +31 70 344 8001 Fax +31 70 344 8551

Reference	The Hague

Your reference: File No. 1-10882	October 20, 2010

Dear Mr. Rosenberg,

We thank you for your letter dated October 6, 2010 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for the fiscal year ended December 31, 2009 (“2009 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Any bold and underscore changes made throughout this letter indicate where we intend to alter our disclosures in future filings as described below.

Item 5. Operating and Financial Review and Prospects

5.2 Application of Critical Accounting Policies – IFRS Accounting Policies

v. Impairment of financial assets, page 75

1.	We acknowledge your response to our comment 2 and we reissue the comment in part related to bullet point three. Please disclose significant quantitative factors used in your analysis that justify full recovery of principal and interest. Due to the wide ranges certain assumptions may provide, as noted in your response, please also disclose the weighted average for each significant quantitative factor.

Response:

We undertake to include the disclosure noted below in bold and underscore to the existing disclosure in our 2010 Form 20-F.

ABS Subprime Mortgages:

Quantitative ranges of significant assumptions within our modeling process for ABS Subprime Mortgages are as follows: prepayment assumptions range from 2% to 6% with a weighted average of xx%, assumed defaults on delinquent loans range from 60% to 100% with a weighted average of xx%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from 45% to 103% with a weighted average of xx%.

RMBS:

Quantitative ranges of significant assumptions within our modeling process for RMBS are as follows: prepayment assumptions range from 0% to 12% with a weighted average of xx%, assumed defaults on delinquent loans range from 50% to 100% with a weighted average of xx%, assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from 35% to 66%. with a weighted average of xx%

Register The Hague no. 27076669

Asset Backed Securities

Aging and severity unrealized losses, page 88

2.	We acknowledge your response to our comment 6. Please provide the following information:

•	Regarding footnote 3, please tell us the name and credit rating of the monoline issuer that the company is relying on for full payment.

•

Regarding footnote 4, notwithstanding the help Bank of Ireland has received from the Irish government, please explain to us why it is reasonable to assume that the company will receive full payment of the security in addition to penalties. Please further clarify why you have not realized a loss on this security.

Response:

MBIA is the monoline insurer referred to in footnote 3. MBIA’s credit rating as of December 31, 2009 was BB- by S&P and Ba3 by Moody’s.

With regard to the Bank of Ireland, the coupons on the Tier 1 securities AEGON holds are in all circumstances cumulative. At year-end 2009 AEGON assumed it probable that Bank of Ireland would defer coupon payments, following their release of a statement indicating that it had been asked by the European Commission’s Competition agency to temporarily suspend Tier 1 capital instrument coupon payments unless under a legal obligation to do so. We did not consider this enforcement by the European Commission to be a solvency driven management action but an enforcement action by the European Commission. AEGON does not consider the forced deferral of coupon payments by Bank of Ireland an objective indicator for impairment that leads to a loss event as it does not have a negative impact on our estimated future cash flows due to the cumulative nature of the coupons and the deferred coupons attracting penal interest.

5.8 Contractual Obligations and Commitments

iv. Collateral

Assets accepted, page 128

3.	We acknowledge your response to our comment 9. Please revise your disclosure to quantify the extent you have posted additional collateral for the periods presented and provide an indication of the magnitude of additional collateral postings you may be required to make based on reasonably possible changes in the reference rate (currency exchange rates, interest rates or equity markets).

Response:

In our disclosure on collateral posted we disclose both the 2009 and 2008 position of collateral posted which we believe gives the user of our Form 20-F the required information on the additional net collateral posted for the period. With respect to the magnitude of additional collateral postings we refer to our disclosure on liquidity risk. The management of collateral including the magnitude of additional future collateral postings are an integral part of our liquidity risk management. Liquidity risk and AEGON’s policy regarding this risk are disclosed in Item 11 of our Form 20-F (page 189 of our 2009 Form 20-F). In our 2010 Form 20-F we will include a reference in section 5.8 to Item 11 and will enhance the disclosure in Item 11 to further clarify that collateral management is included in our liquidity risk management as presented below in bold and underscore.

Liquidity risk

Liquidity risk is inherent in much of AEGON’s business. Each asset purchased and liability sold has its own liquidity characteristics. Some liabilities are surrenderable while some assets, such as privately placed loans, mortgage loans, real estate and limited partnership interests, have low liquidity. If AEGON requires significant amounts of cash on short notice in excess of normal cash requirements and existing credit facilities, it may have difficulty selling these investments at attractive prices or in a timely manner.

AEGON operates a Liquidity Risk Policy under which country units are obliged to maintain sufficient levels of highly liquid assets to meet cash demands by all contract parties, including policyholders, accountholders, and counterparties to our derivative and securities lending and repo transactions, over the next year. Potential cash demands are assessed under a stress scenario including spikes in disintermediation risk due to rising interest rates and concerns over AEGON’s financial strength due to multiple downgrades of the Group’s credit rating. At the same time, the liquidity of assets other than cash and government issues is assumed to be severely impaired for an extended period of time. All units and AEGON Group must maintain enough liquidity in order to meet all cash needs under this extreme scenario.

AEGON holds EUR 28,389 million of general account investments in cash, money market products and sovereign bonds that are readily saleable or redeemable on demand. The Group expects to meet its obligations, even in a stressed liquidity event, from operating cash flows and the proceeds of maturing assets as well as these highly liquid assets. Further, the Group has access to back up credit facilities, as described in note 18.24 of the notes to our consolidated financial statements in Item 18 of this Annual Report on Form 20-F, amounting to EUR 2,412 million which were unused at the end of the reporting period (2008: EUR 2,532 million).

Notes to consolidated financial statements of AEGON N.V.

2. Summary of significant accounting policies

2.19 Insurance contracts, page 225

4.	Please revise your disclosure consistent with the second paragraph of your response to our comment 10. In this regard, please clarify that you apply the non-uniform accounting policies for insurance accounting under Dutch Accounting Policies. Please disclose the major principles applied in your significant operations. In this regard, you indicate that you follow US GAAP for Insurance products in the US, but it is unclear what legacy principles you follow for Europe and the rest of the world.

Response:

We intend to add the disclosure noted below in bold and underscore, in our summary of significant accounting policies paragraph under section 2.19 Insurance contracts, in our future filings with the SEC:

Insurance contracts are accounted for under IFRS 4 – Insurance Contracts. In accordance with this standard AEGON continues to apply the existing accounting policies that were applied prior to the adoption of IFRS, with certain modifications allowed by IFRS 4 for standards effective subsequent to adoption. AEGON applies non-uniform accounting policies for insurance liabilities and related deferred acquisition costs and intangible assets, as was allowed under Dutch Accounting Principles. As a result, specific methodologies applied may differ between our operations as they may reflect local regulatory requirements and local practices for specific product features in these local markets. In the United States we apply US GAAP and in the Netherlands and the United Kingdom we apply Dutch Accounting Principles, both with consideration of standards effective subsequent to the date of transition to IFRS.

16 Convertible Core capital securities, page 291

5.	We acknowledge your response to our comment 16. Please explain to us how you have the unconditional right to avoid delivering cash to settle a contractual obligation under your convertible core capital securities as stipulated in paragraph 19 of IAS 32. In your response, please clarify for us the relationship between your core capital securities with Vereniging AEGON and Vereniging AEGON’s loan from the Dutch government. On page 292 you disclose that Vereniging AEGON will use income from the convertible core capital securities to service the loan from the Dutch government. It is unclear whether the Dutch government loan to Vereniging AEGON has a maturity date, and if so, whether your convertible core capital securities have a similar maturity date. Please explain whether Vereniging AEGON can repay its loan without forcing you to settle the convertible core capital securities. In addition, if your core capital securities have a maturity date, please explain how you could avoid settling in cash if the Dutch government can opt for cash.

Response:

We refer you to Exhibit 4.10 of our 2008 Form 20-F for a copy of the Senior Loan Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008 (the “Senior Loan Agreement”) and to Exhibit 4.11 of our 2008 Form 20-F for a copy of the Subscription Agreement between Vereniging AEGON, The State of the Netherlands and AEGON N.V. (the “Subscription Agreement”), including the terms and conditions (the “Terms and Conditions”) of our core capital securities set forth in Schedule I of the Subscription Agreement.

Vereniging AEGON invested the entire proceeds of the loan it received from the Dutch government under the Senior Loan Agreement (the “Loan”) in our convertible core capital securities and the terms of the Loan are closely aligned with the Terms and Conditions. Neither the Loan between Vereniging AEGON and the Dutch State nor the convertible core capital securities issued by AEGON N.V. have a maturity date.

Under clause 6 of the Terms and Conditions, AEGON N.V. has the right to convert all or some of the convertible core capital securities into common shares of AEGON N.V. on or after the third anniversary of the issue date. In the event of any such conversion, clause 6.3 of the Senior Loan Agreement provides that Vereniging AEGON must transfer any common shares it receives upon such conversion to the Dutch government in full satisfaction of the corresponding portion of the Loan.

Under the terms of the Senior Loan Agreement, (p)repayment of the Loan can only occur at the initiative of AEGON N.V., i.e. if AEGON N.V. exercises either (i) its right to repurchase core capital securities, in which case Vereniging AEGON will repay the corresponding amount of the Loan by paying the Dutch State an amount equal to the amount of the repurchase proceeds it receives from AEGON N.V. (see clause 4 of the Terms and Conditions and clause 6.2 of the Senior Loan Agreement) or (ii) its right to convert core capital securities into common shares of AEGON N.V., in which case Vereniging AEGON will transfer the common shares it receives from AEGON N.V. to the Dutch State in satisfaction of the corresponding portion of the Loan (see clause 6 of the Terms and Conditions and clause 6.3 of the Senior Loan Agreement).

43 Other charges, page 316

6.	We acknowledge your response to our comment 18. The factors you identified in your response appear to be consistent with those in paragraph 14 of IAS 36, which identifies evidence from internal reporting that is indicative of asset impairment. Please tell us what the assets of Aegon Taiwan consisted of at the time of sale. Although you address the liability adequacy test in your response, please explain to us why no impairment charges for any assets, including noncurrent assets, intangible assets or goodwill, were recorded in a prior period.

Response:

The assets of AEGON Taiwan, at the time of sale, consisted of: investments supporting the insurance liability reserves, deferred acquisition costs, cash and cash equivalents, policyholder receivables, capitalized software expenses (intangibles); and reinsurance assets. There was no goodwill on the balance sheet of AEGON Taiwan. Based on impairment tests performed on the applicable assets at December 31, 2008, no recognition of an impairment loss was warranted.

Paragraph 2(h) of IAS 36 – Impairment of assets specifically excludes deferred acquisition costs (DAC), and intangible assets, arising from an insurer’s contractual rights under insurance contracts within the scope of IFRS 4 – Insurance contracts from the scope of this standard. In 2008, we performed a liability adequacy test which compared a gross premium valuation (present value of benefits and expenses less present value of gross premiums) using best estimate assumptions to the reported net IFRS reserve (gross reserve less DAC). This test resulted in a shortfall leading to an accelerated DAC amortization of EUR 43 million which we recognized in income in 2008.

As noted in our letter of July 15, 2010 the actual sales price, which led to the recognition of the additional EUR 385 million loss, was determined based on economic principles which can differ from the best estimate assumptions that are required for liability adequacy testing. In addition we note that part of the loss of EUR 385 million related to required recycling of losses (EUR 94 million – refer to note 43 – Other charges of our notes to the consolidated financial statements as included on page 316 of our 2009 Form 20-F) at the time of sale that we held in both our foreign currency translation reserve and our available for sale revaluation reserve.

* * * *

If you have any questions or comments about the foregoing, please do not hesitate to contact me at +31 70 433 8284 or Jurgen van Rossum, Senior Vice President and Group Controller, at + 31 70 344 5458.

Very truly yours,

/s/ J.J. Nooitgedagt
J.J. Nooitgedagt
Chief Financial Officer